UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Skillsoft Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

83066P200
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83066P200	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON M. Klein Associates, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 682,514(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 682,514
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 682,514(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON CO

(1)

On September 29, 2023, Skillsoft Corp. effected a reverse stock split pursuant to which every 20 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), were converted into one share of Class A Common Stock, subject to the receipt of cash in lieu of fractional shares. The amounts set forth in this Schedule 13G/A are presented after giving effect to that reverse stock split. See Item 4.

(2)	Includes 347,798 warrants currently exercisable into an equal number of shares of Class A Common Stock. See Item 4.

CUSIP No. 83066P200	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON Michael Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,850(1)
	6	SHARED VOTING POWER 1,023,521(2)
	7	SOLE DISPOSITIVE POWER 2,850
	8	SHARED DISPOSITIVE POWER 1,023,521(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,026,371
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON IN

(1)

On September 29, 2023, Skillsoft Corp. effected a reverse stock split pursuant to which every 20 shares of Class A Common Stock, were converted into one share of Class A Common Stock, subject to the receipt of cash in lieu of fractional shares. The share amounts set forth in this Schedule 13G/A are presented after giving effect to that reverse stock split.

(2)	Includes 510,822 warrants currently exercisable into an equal number of shares of Class A Common Stock. See Item 4.

CUSIP No. 83066P200	SCHEDULE 13G	Page 4 of 7

Item 1(a).	Name of Issuer:

Skillsoft Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Innovative Way, Suite 201
Nashua, New Hampshire

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

	1.	M. Klein Associates, Inc.
	2.	Michael Klein

Item 2(b).	Address of Principal Business Office or, if none, Residence:

640 Fifth Avenue, 12th Floor New York, NY 10019

Item 2(c).	Citizenship:

See row 4 of the cover page of each Reporting Person.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

83066P200

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

Item 4.	Ownership:

Michael Klein directly owns 2,850 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Skillsoft Corp. (the “Issuer”), which were awarded to Mr. Klein for his service on the board of directors of the Issuer, and indirectly beneficially owns (i) 334,716 shares of Class A Common Stock and 347,798 shares issuable upon the exercise of warrants held by M. Klein Associates, Inc. (“M. Klein”) and (ii) 177,984 shares of Class A Common Stock and 163,023 shares issuable upon the exercise of warrants held by an entity of which M. Klein is the managing member. Mr. Klein is also the managing member of M. Klein. As a result, Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor and Mr. Klein may be deemed to have or share beneficial ownership of the securities held directly by such entities.

The warrants reported in this Statement are exercisable and expire on June 11, 2026 or earlier upon redemption or liquidation.

Mr. Klein’s percentage ownership is calculated based on 8,579,645 outstanding shares of the Issuer, which includes 8,068,823 shares of Class A Common Stock outstanding as of November 30, 2023, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended October 31, 2023, and 510,822 shares issuable upon the exercise of warrants in the aggregate indirectly beneficially owned by Mr. Klein. M. Klein’s percentage ownership is calculated based on the 8,068,823 shares of Class A Common Stock and 347,798 shares issuable upon the exercise of warrants directly owned by M. Klein.

On September 29, 2023, the Issuer effected a reverse stock split pursuant to which every 20 shares of Class A Common Stock were converted into one share of Class A Common Stock, subject to the receipt of cash in lieu of fractional shares. The share amounts set forth in this Amendment No. 3 to Schedule 13G are presented after giving effect to that reverse stock split.

CUSIP No. 83066P200	SCHEDULE 13G	Page 5 of 7

(a) Amount beneficially owned:

See row 9 of the cover page of each Reporting Person.

(b) Percent of class:

See row 11 of the cover page of each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 83066P200	SCHEDULE 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	M. Klein and Associates, Inc.

a New York corporation

	By:	/s/ Jay Taragin
		Name:	Jay Taragin
		Title:	Chief Financial Officer

Michael Klein

	By:	/s/ Michael Klein
		Name:	Michael Klein

CUSIP No. 83066P200	SCHEDULE 13G	Page 7 of 7

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13G, dated as of February 14, 2022), filed by Churchill Sponsor II LLC, M. Klein Associates, Inc. and Michael Klein.